Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY
CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES CLOSING
OF BOUGHT DEAL FINANCING

June 16, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) has closed its previously announced bought deal financing of common shares at $28.50 per share, raising gross proceeds of approximately $660 million (the “Financing”), which includes the proceeds from a partial exercise of the underwriters’ over-allotment option granted in association with the Financing. Net proceeds from the Financing are expected to be used to reduce assumed debt and transaction costs in connection with the acquisition of Legacy Oil + Gas Inc. (“Legacy”) to approximately $334 million. If the Legacy acquisition is not completed, the net proceeds of the Financing will be used to reduce Crescent Point’s indebtedness, improving its strong financial position from 1.6 times net debt to funds flow from operations to approximately 1.3 times based on net debt levels reported at the end of first quarter 2015, adjusted by the net proceeds of the Financing.

“We are very excited about the Legacy acquisition and the opportunity that it provides on a near and longer term basis. The overlap of our asset base in southeast Saskatchewan, combined with our financial strength and technical advantage, provides Legacy shareholders an enhanced ability to unlock significant value from Legacy’s assets,” said Scott Saxberg, president and CEO of Crescent Point. “The acquisition improves Crescent Point from both a financial and asset perspective, while Legacy shareholders will receive increased diversification and attractive yield plus growth potential from some of the largest, most economic resource plays in North America.”

The Legacy acquisition is expected to provide Crescent Point with approximately 20,000 boe/d of high-netback production for the remainder of 2015, which is expected to increase the Company’s 2015 average production guidance by 10,000 boe/d to 162,500 boe/d, reflecting six month’s contribution from Legacy’s assets. The Company expects the Legacy assets to generate production of 20,000 to 25,000 boe/d in 2016 and the acquisition is expected to be accretive by five to nine percent to debt-adjusted production per share for 2016. In addition, the $1.74 billion of tax pools acquired as part of the Legacy acquisition are expected to further extend the Company’s tax horizon.

A total of 23,160,000 Crescent Point common shares have been issued under the Financing (including 2,100,000 common shares issued pursuant to the exercise of the over-allotment option) at a price of $28.50 per share for aggregate gross proceeds of approximately $660 million.

The common shares issued under the Financing will be eligible to receive the dividend for the month of June 2015, which is expected to be paid on July 15, 2015.

NON-GAAP FINANCIAL MEASURES

In this press release, the Company uses the terms “netback" and “net debt to funds flow from operations”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Net debt is calculated as current liabilities and long-term debt, less current assets and investment in associate, excluding derivatives and reclamation fund.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY
CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the expected use of proceeds from the Financing; the performance characteristics of Crescent Point's and Legacy’s oil and natural gas properties; oil and natural gas production levels; anticipated benefits of the Legacy arrangement to Crescent Point and Legacy shareholders, including on Crescent Point's production, average production and debt adjusted production per share; and the impact of the Financing on Crescent Point's net debt to funds flow from operations if the Legacy arrangement is not completed..

There are risks also inherent in the nature of the proposed Legacy arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessment of the value of Legacy; and failure to obtain the required shareholder, court, regulatory and other third party approvals.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended March 31, 2015 under the heading “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY
CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone: (403) 693-0020                   Toll-free (U.S. & Canada): 888-693-0020
Fax:              (403) 693-0070                   Website: www.crescentpointenergy.com

Crescent Point common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1